
03029566

August 15, 2003

SUPPL

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk



Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

File No. 82-4395

Dear Sirs:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from June 1 2003 to July 31 2003.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Regards,



By: ______________________

Masahiko Oshima
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4460, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM June 1, 2003 TO July 31,2003

A. JAPANESE LANGUAGE DOCUMENTS

1. Extraordinary Reports:
   See Annex B for a brief description.

   (a) Extraordinary Report dated June 3, 2003(*) (Exhibit A1(a))
   (b) Extraordinary Report dated June 26, 2003(*) (Exhibit A1(b))

2. Public Announcements (summary English translations attached):

   (a) "The Bank of Kansai to Acquire The Kansai Sawayaka Bank's Common Stock" dated June 3, 2003 (Exhibit A2(a)).
   (b) "Possibility of not Recovering Claims" dated June 23, 2003 (Exhibit A2(b)).
   (c) "Financial Information for the First Quarter ended June 30, 2003 (Unaudited)" dated July 25, 2003 (Exhibit A2(c)).

(*) Documents issued by Sumitomo Mitsui Banking Corporation ("SMBC"), SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Extraordinary Reports (Exhibit A1)

    (a) Report to the Minister of Finance concerning appointment of representative directors. (*) (Exhibit A1(a))
    (b) Report to the Minister of Finance concerning resignation of representative directors. (*) (Exhibit A1(b))

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

File No. 82-4395
Exhibit A1(a)

臨 時 報 告 書

株式会社三井住友銀行

(501097)

臨　時　報　告　書

（証券取引法第24条の5第4項に基づく報告書）

関東財務局長殿

平成15年6月3日提出

会　社　名　株式会社三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同上　電話番号　同上

連絡者　同上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地

証券取引法の規定による備置場所はありません。

（本書面の枚数　表紙共２枚）

Ⅰ　提出理由

当行の代表取締役に異動がありましたので、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 9 号の規定に基づき本報告書を提出するものであります。

Ⅱ　報告内容

代表取締役就任

氏　　名 （生年月日）	役　職　名	主　要　略　歴	所　有 株式数	異　動 年月日
北　山　禎　介 （昭和 21 年 10 月 26 日生）	専務取締役 兼 専務執行役員 （代表取締役）	昭和 44 年 4 月　三井銀行入行 平成 9 年 6 月　さくら銀行取締役 平成 11 年 6 月　取締役辞任 平成 11 年 6 月　執行役員 平成 12 年 4 月　常務執行役員 平成 12 年 6 月　常務取締役兼常務執行役員 平成 13 年 4 月　三井住友銀行常務取締役兼常務執行役員 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）常務取締役兼常務執行役員 平成 15 年 6 月　専務取締役兼専務執行役員（現職） 平成 15 年 6 月　三井住友フィナンシャルグループ専務執行役員（現職）	千株 ―	平成15年 6月2日 就　任
高　橋　繁　正 （昭和 22 年 3 月 8 日生）	専務取締役 兼 専務執行役員 （代表取締役）	昭和 44 年 4 月　神戸銀行入行 平成 9 年 6 月　さくら銀行取締役 平成 11 年 6 月　取締役辞任 平成 11 年 6 月　執行役員 平成 12 年 4 月　常務執行役員 平成 12 年 6 月　常務取締役兼常務執行役員 平成 13 年 4 月　三井住友銀行常務取締役兼常務執行役員 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）常務取締役兼常務執行役員 平成 15 年 6 月　専務取締役兼専務執行役員（現職）	―	平成15年 6月2日 就　任
松　本　睦　彦 （昭和 20 年 6 月 7 日生）	専務取締役 兼 専務執行役員 （代表取締役）	昭和 44 年 7 月　住友銀行入行 平成 8 年 6 月　取締役 平成 11 年 6 月　取締役辞任 平成 11 年 6 月　執行役員 平成 12 年 5 月　常務執行役員 平成 12 年 6 月　常務取締役兼常務執行役員 平成 13 年 4 月　三井住友銀行常務取締役兼常務執行役員 平成 15 年 3 月　三井住友銀行（旧商号：わかしお銀行）常務取締役兼常務執行役員 平成 15 年 6 月　専務取締役兼専務執行役員（現職）	―	平成15年 6月2日 就　任
水　島　藤　一　郎 （昭和 22 年 2 月 23 日生）	専務取締役 兼 専務執行役員 （代表取締役）	昭和 44 年 4 月　三井銀行入行 平成 9 年 6 月　さくら銀行取締役 平成 11 年 6 月　取締役辞任 平成 11 年 6 月　執行役員 平成 12 年 4 月　常務執行役員 平成 12 年 6 月　常務取締役兼常務執行役員 平成 13 年 4 月　三井住友銀行常務取締役兼常務執行役員 平成 15 年 3 月　三井住友銀行（旧商号：わかしお	―	平成15年 6月2日 就　任

File No. 82-4395
Exhibit A1(b)

臨 時 報 告 書

株式会社三井住友銀行

(501097)

臨　時　報　告　書

（証券取引法第 24 条の 5 第 4 項に基づく報告書）

関東財務局長殿

平成 15 年 6 月 26 日提出

会　社　名　株式会社三井住友銀行

英　訳　名　Sumitomo Mitsui Banking Corporation

代表者の役職氏名　頭取　西川善文

本店の所在の場所　東京都千代田区有楽町１丁目１番２号　電話番号　東京（03）3501-1111（大代表）

連絡者　財務企画部副部長　境　康

最寄りの連絡場所　同　上　電話番号　同　上

連絡者　同　上

臨時報告書の写しを縦覧に供する場所

名　称	所　在　地

証券取引法の規定による備置場所はありません。

（本書面の枚数　表紙共２枚）

Ⅰ 提出理由

当行の代表取締役に異動がありましたので、証券取引法第 24 条の 5 第 4 項及び企業内容等の開示に関する内閣府令第 19 条第 2 項第 9 号の規定に基づき本報告書を提出するものであります。

Ⅱ 報告内容

代表取締役退任

氏名 (生年月日)	役職名	所有株式数	異動年月日
平松秀則 (昭和 18 年 8 月 18 日生)	副頭取 (代表取締役) 兼 副頭取執行役員	千株 —	平成 15 年 6 月 26 日 退任
井上正 (昭和 21 年 1 月 2 日生)	専務取締役 (代表取締役) 兼 専務執行役員	—	平成 15 年 6 月 26 日 退任

以上

File No. 82-4395
Exhibit A2(a)

平成 15 年 6 月 3 日

各　位

株式会社 三井住友フィナンシャルグループ
（コード番号　８３１６）

子会社の異動について

当社の連結子会社である株式会社関西銀行は、本日の取締役会において、関係当局の認可を前提として株式会社関西さわやか銀行の発行済株式総数（普通株式）の 80％を取得し、子会社とすることについて別添資料のとおり決議いたしました。本件株式の取得によりまして、株式会社関西さわやか銀行は当社の連結子会社になりますので、お知らせいたします。

なお、本件による当社の業績予想（平成 15 年 5 月 26 日公表）に変更はありません。

（注）株式会社関西さわやか銀行及び取得先の日本インベストメント・パートナーズ・リミティッドパートナーシップと当社との間における資本的・人的・取引関係はありません。

以　上

【本件に関するお問い合わせ先】
広報部　古舘　　ＴＥＬ：０３－５５１２－２６７８

平成15年6月3日

各 位

会 社 名　株式会社　関 西 銀 行
代表者名　頭 取　伊藤　忠彦
（コード番号　8545　大証第一部）
問合せ先　総務部長　岩月　克己
電話番号　06-6213-0213（代表）

子会社の異動（取得）に関するお知らせ

当行は、平成15年6月3日開催の取締役会において、関係当局の認可を前提として、株式会社関西さわやか銀行の発行済株式総数（普通株式）の80％を取得し、子会社とすることに関し、下記のとおり決議いたしましたので、お知らせいたします。

記

1．異動子会社の概要（平成15年3月31日現在）

①商号		株式会社関西さわやか銀行			
②本店所在地		大阪市西区土佐堀1丁目2番37号			
③代表者の役職氏名		取締役頭取　髙橋　修一			
④設立年月日		平成12年　9月　26日			
⑤資本金		32,083百万円			
⑥大株主		名　称	所　在　地	所有株式数	発行済株式の総数に占める割合
	（普通株式）	日本インベストメント・パートナーズ・リミティッドパートナーシップ	米国デラウェア州	480,000株	99.6％
	（優先株式）	株式会社整理回収機構	東京都中野区本町2丁目46番1号	40,000株	100％
⑦事業の内容		銀　行　業			
⑧提出会社との関係		資本的関係	該当ありません		
		人的関係	該当ありません		
		取引関係	該当ありません		
⑨従業員数		812名			
⑩経営成績及び財政状態		平成14年3月期		平成15年3月期	
	経常収益	27,649百万円（84.9％）		27,579百万円（84.7％）	
	経常利益	9,964百万円（211.5％）		10,701百万円（227.2％）	
	当期純利益	5,358百万円（255.1％）		5,826百万円（277.4％）	
	総資産	817,360百万円（63.7％）		778,280百万円（60.7％）	
	株主資本	37,843百万円（86.9％）		43,539百万円（99.9％）	
		（注）（　）内は提出会社の最近事業年度の数値に対する割合を示す。			

（注）優先株式は、法令に別段の定めがある場合を除き、株主総会において議決権を有しません。

2．保有株式数状況

（１）異動前所有株式数　　　　　－株（発行済普通株式総数比　－％）
（２）異動株式数　　　　　384,000株（発行済普通株式総数比　80％）取得金額　384億円
（３）異動後所有株式数　　384,000株（発行済普通株式総数比　80％）

3．取得先の概要

①名称	日本インベストメント・パートナーズ・リミティッドパートナーシップ	
②住所	米国デラウェア州	
③代表者の役職氏名	日本インベストメント・パートナーズ・リミティッドパートナーシップの単独無限責任者たる日本さわやかアソシエイツＬＬＣの会長・マネージングメンバー Ｗｉｌｂｕｒ　Ｌ．Ｒｏｓｓ，Ｊｒ（ｳｨﾙﾊﾞｰ　ｴﾙ　ﾛｽ　ｼﾞｭﾆｱ）	
④設立年月	平成12年7月	
⑤提出会社との関係	資本的関係	該当ありません
	人的関係	該当ありません
	取引関係	該当ありません

4．取得の方法

株式売買

5．取得の理由

当行は、株式会社関西さわやか銀行とそれぞれの株主の承認と関係当局の認可を前提として平成16年2月1日を目処に合併することで基本合意しております。

これに際し、経営統合を円滑に進めるため、一旦当行が関西さわやか銀行の発行済普通株式の80％を譲受けの上、合併することとしたものであります。

6．取得の日程

平成15年6月3日（火）　　　取締役会決議、株式譲渡契約締結
平成15年7月1日（水）　　　株式譲受(予定)
平成16年2月1日（日）　　　合併（予定）

7．今後の業績に与える影響

平成16年3月期の連結・単体損益予想につきましては、業績予想が確定次第お知らせいたします。

なお、平成15年5月26日に公表いたしました両行の業績予想、並びにその単純合算の計数は以下のとおりであります。

（単位：百万円）

	関西銀行	関西さわやか銀行	単純合算
経常収益	33,500	28,040	61,540
経常利益	5,500	11,460	16,960
当期純利益	2,300	6,430	8,730
業務純益	12,000	3,650	15,650
コア業務純益	12,000	3,650	15,650

以　上

File No. 82-4395
Exhibit A2(a)
(English Translation)

The Bank of Kansai to Acquire The Kansai Sawayaka Bank's Common Stock

Tokyo, June 3, 2003 --- Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that The Bank of Kansai, Ltd., its consolidated subsidiary, has resolved at today's meeting of the Board of Directors to acquire 80% of the outstanding common shares of The Kansai Sawayaka Bank, Limited (see the attached material), subject to the approval of the authorities. The acquisition will make The Kansai Sawayaka Bank a consolidated subsidiary of SMFG.

SMFG's earnings estimates, which were announced on May 26, 2003, will not be revised.

Note: SMFG does not have capital, personnel or business relationship with The Kansai Sawayaka Bank Limited or Nippon Investment Partners Limited Partnership from whom The Bank of Kansai will acquire the shares.

Acquisition of The Kansai Sawayaka Bank's Common Stock

Tokyo, June 3, 2003 --- The Bank of Kansai, Ltd. announced today that the Board of Directors has resolved to acquire 80% of the outstanding common shares of The Kansai Sawayaka Bank, Limited, subject to the approval of the authorities.

1. Outline of The Kansai Sawayaka Bank

Corporate name		The Kansai Sawayaka Bank, Limited			
Address		2-37, Tosabori 1-chome, Nishi-ku, Osaka			
Representative		Shuichi Takahashi			
Date of establishment		September 26, 2000			
Capital stock		32,083 million yen			
Main shareholders		Name	Address	No. of shares	As % of total outstanding shares
	Common stock	Nippon Investment Partners Limited Partnership	Delaware, U.S.A.	480,000	99.6%
	Preferred stock	Resolution and Collection Corp.	46-1, Honmachi 2-chome, Nakano-ku, Tokyo	40,000	100.0%
Business		Banking			
Relationship with The Bank of Kansai		Capital	None		
		Personnel	None		
		Business	None		
No. of employees		812			
Earnings & Financial Situation		FY2001 (ended March 2002)	FY2002 (ended March 2003)		
	Operating income	27,649 million yen (84.9%)	27,579 million yen (84.7%)		
	Operating profit	9,964 million yen (211.5%)	10,701 million yen (227.2%)		
	Net income	5,358 million yen (255.1%)	5,826 million yen (277.4%)		
	Total assets	817,360 million yen (63.7%)	778,280 million yen (60.7%)		
	Stockholders' equity	37,843 million yen (86.9%)	43,539 million yen (99.9%)		
		( ): As % of The Bank of Kansai's FY2002 figures			

Note: Unless otherwise stipulated by law, preferred stock carries no voting rights at stockholders meetings.

2. Number of outstanding common shares to be purchased by The Bank of Kansai

(a) No. of shares held before acquisition: None

(b) No. of shares to be acquired: 384,000 shares (80% of outstanding common shares); acquisition price 38.4 billion yen

(c) No. of shares held after acquisition: 384,000 shares (80% of outstanding common shares)

3. Outline of the company selling the shares

Corporate name	Nippon Investment Partners Limited Partnership	
Address	Delaware, U.S.A.	
Representative	Wilbur L. Ross, Jr. Chairman and Managing Member of Nippon Sawayaka Associates LLC, which is the sole General Partner of Nippon Investment Partners Limited Partnership	
Date of establishment	July 2000	
Relationship with The Bank of Kansai	Capital	None
	Personnel	None
	Business	None

4. Acquisition method

Sale and purchase of shares

5. Acquisition reasons

The Bank of Kansai and The Kansai Sawayaka Bank are scheduled to merge on February 1, 2004, subject to the approval of their shareholders and the authorities. To facilitate the integration of the two banks at the management level, The Bank of Kansai will purchase 80% of the outstanding common shares of The Kansai Sawayaka Bank prior to their merger.

6. Acquisition schedule

June 3, 2003 (Tuesday): Resolution of the Board of Directors
Signing of Share Transfer Agreement

July 1, 2003 (Wednesday): Transfer of shares (slated)

February 1, 2004 (Sunday): Merger (slated)

7. Futures earnings impact

The Bank of Kansai will announce the consolidated and nonconsolidated income projections for FY2003 as soon as the figures have been estimated.

The two bank's FY2002 earnings results, which were announced on May 26, 2003, are as follows:

(Millions of yen)

	Bank of Kansai	Kansai Sawayaka Bank	Total
Operating income	33,500	28,040	61,540
Operating profit	5,500	11,460	16,960
Net income	2,300	6,430	8,730

	Bank of Kansai	Kansai Sawayaka Bank	Total
Banking profit	12,000	3,650	15,650
Core banking profit	12,000	3,650	15,650

File No. 82-4395
Exhibit A2(b)

平成15年6月23日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

債権の取立不能のおそれについて

当社の子会社株式会社三井住友銀行の取引先である株式会社大阪ワールドトレードセンタービルディング、アジア太平洋トレードセンター株式会社、株式会社湊町開発センターに下記の事実が発生し、債権について一部取立不能のおそれが生じましたので、お知らせ致します。

記

1．当該取引先の概要

株式会社大阪ワールドトレードセンタービルディング

(1)所在地	大阪市住之江区南港北1丁目14番16号
(2)代表者の氏名	阪口英一
(3)資本金	9,400百万円
(4)事業の内容	不動産賃貸業

アジア太平洋トレードセンター株式会社

(1)所在地	大阪市住之江区南港北2丁目1番10号
(2)代表者の氏名	石部勝
(3)資本金	22,111百万円
(4)事業の内容	不動産賃貸業

株式会社湊町開発センター

(1)所在地	大阪市浪速区湊町1丁目4番1号
(2)代表者の氏名	大西凱人
(3)資本金	8,000百万円
(4)事業の内容	不動産賃貸業

2．生じた事実

上記取引先３社は、平成15年6月20日付けで大阪簡易裁判所に特定調停手続の申立てを行った。

3．上記取引先３社に対する債権額

株式会社大阪ワールドトレードセンタービルディング	18,538百万円
アジア太平洋トレードセンター株式会社	7,980百万円
株式会社湊町開発センター	3,012百万円
合計	29,530百万円

4．業績の見通し

平成16年3月期業績予想に変更はありません。

以　上

【本件に関するお問合せ先】
広報部　古舘　　ＴＥＬ：03－5512－2678

File No. 82-4395
Exhibit A2(b)
(English Translation)

Sumitomo Mitsui Financial Group Announces Possibility of not Recovering Claims

TOKYO, June 23, 2003: Sumitomo Mitsui Financial Group, Inc. ("SMFG") announced today that its subsidiary Sumitomo Mitsui Banking Corporation may not be able to recover its claims on Asia & Pacific Trade Center Co., Ltd., World Trade Center Building (Osaka), Inc., and Minatomachi Development Center Co., Ltd. because they have applied to the Osaka Summary Court for special arbitration on June 20, 2003.

1. Outline of the companies

- Asia & Pacific Trade Center Co., Ltd.

  (1) Address: 2-1-10, Nankokita, Suminoe-ku, Osaka
  (2) Representative: Mr. Masaru Ishibe
  (3) Capital stock: JPY 22,111 million

- World Trade Center Building (Osaka), Inc.

  (1) Address: 1-14-16, Nankokita, Suminoe-ku, Osaka
  (2) Representative: Mr. Eiichi Sakaguchi
  (3) Capital stock: JPY 9,400 million

- Minatomachi Development Center Co., Ltd.

  (1) Address: 1-4-1, Minatomachi, Naniwa-ku, Osaka
  (2) Representative: Mr. Yoshito Ohnishi
  (3) Capital stock: JPY 8,000 million

2. Background

On June 20, 2003, the companies applied to the Osaka Summary Court for special arbitration.

3. Amount of claims on the companies

World Trade Center Building (Osaka), Inc.	JPY 18,538 million
Asia & Pacific Trade Center Co., Ltd.	JPY 7,980 million
Minatomachi Development Center Co., Ltd.	JPY 3,012 million
Total	JPY 29,530 million

4. Forecast of SMFG's financial results

SMFG's financial forecast for the year ending March 31, 2004, announced on May 26, 2003, is not revised.

File No. 82-4395
Exhibit A2(c)

平成15年7月25日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）
［お問合せ先］
広報部 TEL：03-5512-2678

平成16年３月期第１四半期情報の開示について

平成16年３月期第１四半期（平成15年4月１日から平成15年6月30日）における三井住友銀行の四半期情報についてお知らせします。

以下に記載する数値は、監査法人による監査を受けておりません。
また、平成14年12月末の計数は、旧三井住友銀行と旧わかしお銀行の単純合算ベースとなっております。

１．金融再生法ベースのカテゴリーによる開示【三井住友銀行単体】

（単位：億円）　（参考）（単位：億円）

	平成15年６月末	平成14年12月末	平成15年３月末
破産更生債権及びこれらに準ずる債権	5,069	4,887	5,249
危険債権	21,362	22,374	21,295
要管理債権	26,058	26,279	26,069
合計	52,489	53,540	52,613

（注）上記の平成15年６月末及び平成14年12月末の計数は、「金融機関の再生のための緊急措置に関する法律施行規則」第４条に規定する各債権のカテゴリーにより分類しておりますが、集計方法について年度(中間期）末に開示する計数とは異なるため、計数は連続しておりません。
なお、平成15年６月末の集計方法は以下のとおりです。

1. 平成15年６月末の「破産更生債権及びこれらに準ずる債権」および「危険債権」の金額は、同年３月末時点における金額(債務者区分(※) 残高)をベースとし、当行の定める自己査定基準に基づき債務者区分の見直しを行ない、同年３月末から６月末までに債務者区分が下方に変更になったと認められる債務者に対する債権額を新たに加算、または「危険債権」を減額し「破産更生債権及びこれらに準ずる債権」を加算しております。同様に、債務者区分が上方に変更になったと認められる債務者に対する債権額を減額、または「破産更生債権及びこれらに準ずる債権」を減額し「危険債権」を加算しております。
　また、平成15年６月末については、同年３月末時点の自己査定金額のうち、開示額が一定以上の大口先に対する債権について四半期中の増減額を勘案しておりますが、原則として、償却・引当見込額、回収額、および担保処分見込額等の四半期中の変動は勘案しておりません。
　なお、新たに「破産更生債権及びこれらに準ずる債権」と認められる金額のうち、無価値と認められる部分については直接償却相当額として当該金額を減額しております。

2. 平成15年６月末の「要管理債権」の金額は、同様に、同年３月末時点における金額をベースとし、 同年３月末から６月末の間に当行の定める自己査定基準に基づき債務者区分の見直しを行ない、要注意先の債務者のうち新たに要管理債権を有することを確認している債務者の要管理債権を加算し、「破産更生債権及びこれらに準ずる債権」および「危険債権」に変更になった金額を減額しております。
　また、平成15年６月末については、同年３月末時点の自己査定金額のうち、開示額が一定以上の大口先に対する債権について四半期中の増減額を勘案しておりますが、原則として、回収額等の四半期中の変動は勘案しておりません。

※債務者区分との関係
破産更生債権及びこれらに準ずる債権：実質破綻先、破綻先の債権
危険債権：破綻懸念先の債権
要管理債権：要注意先のうち、元本又は利息の支払が３ヵ月以上遅延しているか、
　　　　　又は貸出条件を緩和している債権

2. 自己資本比率【三井住友フィナンシャルグループ連結】

	平成15年9月末（予想値）	（参考）平成15年3月末（実績）
連結自己資本比率	10%台	10.10%
連結Ｔｉｅｒ１比率	5%台半ば	5.50%

（注）上記予想値は、経営環境に関する前提条件の変化等に伴い変動することがあります。

3. 時価のある有価証券の評価差額【三井住友銀行単体】

（単位：億円）

	平成15年6月末				平成14年12月末				（参考）平成15年3月末			
	時価	評価差額			時価	評価差額			時価	評価差額		
			うち益	うち損			うち益	うち損			うち益	うち損
その他有価証券	221,540	1,128	3,697	2,569	171,020	△ 12,210	1,760	13,971	204,937	△ 179	2,577	2,755
株式	28,156	729	2,577	1,847	33,176	△ 12,772	889	13,661	29,165	△ 1,524	1,053	2,576
債券	143,472	54	564	510	100,242	574	624	49	132,942	1,087	1,124	37
その他	49,911	345	556	211	37,601	△ 13	247	261	42,831	258	400	142

（注）1．各四半期末の「評価差額」（および下表「含み損益」）は、各四半期末の帳簿価額（償却原価法適用前、減損処理前）と時価との差額を計上しております。
　　また、期末の「評価差額」（および下表「含み損益」）は、期末の取得原価（償却原価法適用後、減損処理後。下表「含み損益」については「帳簿価額」）と時価との差額を計上しております。
2．その他有価証券の株式については(四半)期末日前1カ月の市場価格の平均等に、それ以外については(四半)期末日の市場価格等に基づいて算出しております。
3．有価証券のほか、譲渡性預け金、コマーシャル・ペーパー、および貸付債権信託受益権等も含めております。
4．なお、満期保有目的の債券、子会社・関連会社株式に係る含み損益は以下のとおりであります。

（参考）満期保有目的の債券、子会社・関連会社株式の含み損益

（単位：億円）

	平成15年6月末				平成14年12月末				平成15年3月末			
	帳簿価額	含み損益			帳簿価額	含み損益			帳簿価額	含み損益		
			うち益	うち損			うち益	うち損			うち益	うち損
満期保有目的の債券	5,346	△ 4	34	37	2,933	35	35	0	2,858	38	39	1
子会社・関連会社株式	806	△ 138	3	141	1,126	△ 217	50	267	806	△ 204	6	211

4．デリバティブ取引【三井住友銀行単体】

(1) 金利関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成15年６月末			平成14年12月末			平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	金利先物	1,773,058	211	211	735,818	67	67	923,397	57	57
	金利オプション	25,873	△ 3	△ 3	23,555	1	1	18,317	△ 0	△ 0
店頭	金利先渡契約	45,150	2	2	78,785	0	0	58,430	2	2
	金利スワップ	3,127,902	2,439	2,439	2,482,204	1,910	1,910	2,582,320	2,193	2,193
	その他	62,228	2	2	52,409	15	15	58,193	6	6
	合計		2,651	2,651		1,993	1,993		2,258	2,258

（注）１．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　２．平成14年12月末及び平成15年6月末は国内＋海外主要拠点分を記載しております。

(2) 通貨関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成15年６月末			平成14年12月末			平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	通貨スワップ	81,235	△ 273	△ 273	66,937	△ 61	△ 61	65,040	△ 49	△ 49
	通貨スワップション	12,780	85	85	10,943	93	93	11,952	106	106
	為替予約	344,931	75	75	−	−	−	−	−	−
	通貨オプション	53,334	△ 465	△ 465	−	−	−	−	−	−
	合計		△ 578	△ 578		32	32		57	57

（注）１．ヘッジ会計が適用されているデリバティブ取引及び下記注３．の取引は、上記記載から除いております。
　　　２．平成14年12月末及び平成15年６月末は国内＋海外主要拠点分を記載しております。
　　　３．先物為替予約、通貨オプション等のうち、引直しを行っている通貨関連のデリバティブ取引の契約額等は
　　　　下記のとおりであります。なお、当四半期は上記に含めて記載しております。

（単位：億円）　（参考）（単位：億円）

区分	種類	平成14年12月末	平成15年３月末
		契約額等	契約額等
取引所	通貨先物	−	−
	通貨オプション	−	−
店頭	為替予約	391,697	275,870
	通貨オプション	42,452	61,974

(3) 株式関連取引

（単位：億円）　（参考）（単位：億円）

区分	種類	平成15年６月末			平成14年12月末			平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	株式指数先物	475	△ 15	△ 15	8	0	0	−	−	−
	株式指数オプション	−	−	−	−	−	−	−	−	−
店頭	有価証券店頭オプション	223	△ 4	△ 4	227	2	2	0	0	0
	有価証券店頭指数等スワップ	−	−	−	−	−	−	−	−	−
	その他	−	−	−	−	−	−	−	−	−
	合計		△ 19	△ 19		2	2		0	0

（注）１．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
　　　２．平成14年12月末及び平成15年６月末は国内＋海外主要拠点分を記載しております。

(4) 債券関連取引

（単位:億円）　（参考）（単位:億円）

区分	種類	平成15年６月末			平成14年12月末			（参考）平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
取引所	債券先物	4,411	△ 1	△ 1	1,803	0	0	2,299	△ 3	△ 3
取引所	債券先物オプション	164	1	1	150	0	0	40	△ 0	△ 0
店頭	債券店頭オプション	−	−	−	4	0	0	−	−	−
	合計		0	0		0	0		△ 3	△ 3

（注） 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．平成14年12月末及び平成15年６月末は国内＋海外主要拠点分を記載しております。

(5) 商品関連取引

（単位:億円）　（参考）（単位:億円）

区分	種類	平成15年６月末			平成14年12月末			（参考）平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	商品スワップ	696	9	9	535	6	6	621	8	8
店頭	商品オプション	118	0	0	92	0	0	127	0	0
	合計		9	9		7	7		8	8

（注） 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．平成14年12月末及び平成15年６月末は国内＋海外主要拠点分を記載しております。
3．商品はオイル及び金属に係るものであります。

(6) クレジットデリバティブ取引

（単位:億円）　（参考）（単位:億円）

区分	種類	平成15年６月末			平成14年12月末			（参考）平成15年３月末		
		契約額等	時価	評価損益	契約額等	時価	評価損益	契約額等	時価	評価損益
店頭	クレジット・デフォルト・オプション	30	0	0	−	−	−	−	−	−
店頭	その他	24	0	0	18	0	0	21	0	0
	合計		0	0		0	0		0	0

（注） 1．ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2．平成14年12月末及び平成15年６月末は国内＋海外主要拠点分を記載しております。

5．デリバティブ取引（ヘッジ会計適用分）【三井住友銀行単体】

（単位：億円）　（参考）　（単位：億円）

	15年６月末				14年12月末				15年３月末			
	資産	負債	ネット評価損益	ネット繰延利益	資産	負債	ネット評価損益	ネット繰延利益	資産	負債	ネット評価損益	ネット繰延利益
金利スワップ	2,883	1,918	965	569	5,438	2,066	3,372	1,331	3,985	1,752	2,233	1,173
通貨スワップ	555	426	129	83	4,192	4,061	131	119	4,195	4,080	115	96
その他	32	20	12	△ 130	593	375	218	148	589	315	274	289
合計	3,470	2,364	1,106	522	10,223	6,502	3,721	1,598	8,769	6,147	2,622	1,558

（注）１．デリバティブ取引については、「金利スワップの特例処理」を適用しているものを除き、時価をもって貸借対照表価額として計上しております。
２．ヘッジ会計の方法として、平成15年３月期は主にマクロヘッジの一手法である「リスク調整アプローチ」を適用し、繰延ヘッジ会計処理を行っております。
平成16年３月期は主に「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づくヘッジ会計を適用し、繰延ヘッジ会計処理を行っております。

（補足）金利スワップの残存期間別想定元本は以下のとおりであります。
15年６月末は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」の適用に伴い、一部の取引が時価会計に移行しております。
時価会計に移行した取引は、「４．デリバティブ取引」に含めて記載しております。

（単位：億円）　（参考）　（単位：億円）

	15年６月末				14年12月末				15年３月末			
	１年以内	１年超５年以内	5年超	合計	１年以内	１年超５年以内	5年超	合計	１年以内	１年超５年以内	5年超	合計
受取固定・支払変動	68,000	134,503	50,301	252,804	215,351	205,619	51,492	472,462	200,631	221,880	65,887	488,398
受取変動・支払固定	8,501	45,248	14,677	68,426	159,568	106,593	33,689	299,850	120,756	145,976	35,098	301,830
受取変動・支払変動	30	5,941	408	6,379	70	7,077	445	7,592	52	8,666	845	9,563
金利ｽﾜｯﾌﾟ想定元本合計	76,531	185,692	65,386	327,609	374,989	319,289	85,626	779,904	321,439	376,522	101,830	799,791

6．国内預金・個人預金残高【三井住友銀行単体】

（単位：億円）

	平成 15年６月末	平成 15年３月末	平成 14年６月末
国 内 預 金	565,287	564,718	542,976
うち 個人預金	318,373	312,102	312,357

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

以　上

File No. 82-4395
Exhibit A2(c)
(English Translation)

Sumitomo Mitsui Financial Group (SMFG)

Financial information for the First Quarter ended June 30, 2003 (Unaudited)

TOKYO, July 25, 2003 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) announces its subsidiary, Sumitomo Mitsui Banking Corporation (SMBC)'s quarterly financial information for the First Quarter ended June 30, 2003.

(Notes)
1. The information included in this press release is not audited.
2. The information as of December 31, 2002 is combined basis of the former SMBC and the former Wakashio Bank.

1. Problem assets classified by the category under the Financial Reconstruction Law [SMBC, Non-consolidated]

(Billions of yen) — (Reference) (Billions of yen)

	As of June 30, 2003	As of Dec. 31, 2002	(Reference) As of March 31, 2003
Bankrupt and quasi-bankrupt assets	506.9	488.7	524.9
Doubtful assets	2,136.2	2,237.4	2,129.5
Substandard loans	2,605.8	2,627.9	2,606.9
Total	5,248.9	5,354.0	5,261.3

(Notes)
1. Breakdown of problem assets as of June 30, 2003 and December 31, 2002 is reported in accordance with the categories specified under Article 4 of Ordinance on Financial Reconstruction Law. The calculation methods for the December-end and June-end amounts, however, differ from those of the March-end and September-end amounts in the following points. Consequently, there is no continuity.
2. Amounts for June 30, 2003 are based on the balance of claims to each borrower category* at the end of March 2003. Borrower categories are reviewed in accordance with the self-assessment criteria, and claims to borrowers whose category has changed during the period from March-end to June-end 2003 are reclassified accordingly.
   Claims to large-scale borrowers are adjusted for write-offs, projected amount of provisioning, collected amount, amount estimated to be available after disposal of collateral, etc. at the end of June 2003. Such adjustment is not made for claims to other borrowers.

(a) Bankrupt and Quasi-bankrupt Assets and Doubtful Assets

Claims to borrowers whose category is revised down are newly added to Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Doubtful Assets are reclassified as Bankrupt and Quasi-bankrupt
Claims to borrowers whose category is revised up are deducted from Bankrupt and Quasi-bankrupt Assets or Doubtful Assets, and claims hitherto classified as Bankrupt and Quasi-bankrupt Assets are added to Doubtful Assets.

Of the claims newly classified as Bankrupt and Quasi-bankrupt Assets, those recognized as being of no value are deducted as an equivalent for direct write-offs.

(b) Substandard Loans

New claims to Borrowers Requiring Caution classified as Substandard Borrowers are added to Substandard Loans and the existing claims reclassified as Bankrupt and Quasi-bankrupt Assets or Doubtful Assets are deduced from Substandard Loans.

* Relationship between the Financial Reconstruction Law categories and self-assessment categories:
Bankrupt and quasi-bankrupt assets (Claims to bankrupt or effectively bankrupt borrowers)
Doubtful assets (Claims to potentially bankrupt borrowers)
Substandard loans (Claims to borrowers requiring caution, overdue three months or relaxed the terms of lending)

2. Consolidated Capital Ratio (BIS Guidelines) [SMFG, Consolidated]

	SMFG (Consolidated) As of September 30, 2003 (Estimated)	(Reference) SMBC (Consolidated) As of March 31, 2003 (Actual)
SMFG's Consolidated Capital Ratio	More than 10%	10.10%
SMFG's Consolidated Tier I Ratio	Approximately 5.5%	5.50%

(Notes) Above estimation may be revised should the business environment presumptions change.

3. Net Unrealized Gains (Losses) on Marketable Securities [SMBC, Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003				As of Dec 31, 2002				(Reference) As of March 31, 2003			
	Market Value	Net Unrealized Gains (Loses)			Market Value	Net Unrealized Gains (Loses)			Market Value	Net Unrealized Gains (Loses)		
			Gains	Losses			Gains	Losses			Gains	Losses
Other Securities	22,154.0	112.8	369.7	256.9	17,102.0	(1,221.0)	176.0	1,397.1	20,493.7	(17.9)	257.7	275.5
Stocks	2,815.6	72.9	257.7	184.7	3,317.6	(1,277.2)	88.9	1,366.1	2,916.5	(152.4)	105.3	257.6
Bonds	14,347.2	5.4	56.4	51.0	10,024.2	57.4	62.4	4.9	13,294.2	108.7	112.4	3.7
Other	4,991.1	34.5	55.6	21.1	3,760.1	(1.3)	24.7	26.1	4,283.1	25.8	40.0	14.2

(Notes) 1. Net unrealized gains (losses) as of each term-end are the differences between book value (before application of amortized cost method and devaluation) and market value as of each term-end.
Net unrealized gains (losses) as of March 31, 2003 are the differnces between acquisition cost (after application of amortized cost method and devaluation) and market value as of March 31, 2003.
2. Market value is calculated as follows:
Stocks: Average market price for one month before the term-end
Bonds and others: Market price as of the term-end
3. Amounts above include securities, negotiable certificates of deposit bought, commercial paper and beneficiary claims on loan trusts and others.
4. Net unrealized gains (losses) on held-to-maturity securities and investments in subsidiaries and affiliates are as follows:

(Reference) Net Unrealized Gains (Losses) on Held-to-Maturity Securities and Investments in Subsidiaries and Affiliates

(Billions of yen) (Billions of yen)

	As of June 30, 2003				As of Dec. 31, 2002				As of March 31, 2003			
	Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)			Book Value	Net Unrealized Gains (Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
Held-to-maturity securuties	534.6	(0.4)	3.4	3.7	293.3	3.5	3.5	0.0	285.8	3.8	3.9	0.1
Investments in subsidiaries and affiliates	80.6	(13.8)	0.3	14.1	112.6	(21.7)	5.0	26.7	80.6	(20.4)	0.6	21.1

4. Derivatives [SMBC, Non-consolidated]

(1) Interest Rate Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003			As of December 30, 2002			As of March 31, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Interest rate futures	177,305.8	21.1	21.1	73,581.8	6.7	6.7	92,339.7	5.7	5.7
Interest rate options	2,587.3	(0.3)	(0.3)	2,355.5	0.1	0.1	1,831.7	(0)	(0)
Over-the-counter transactions									
Forward rate agreements	4,515.0	0.2	0.2	7,878.5	0.0	0.0	5,843.0	0.2	0.2
Interest rate swaps	312,790.2	243.9	243.9	248,220.4	191.0	191.0	258,232.0	219.3	219.3
Other	6,222.8	0.2	0.2	5,240.9	1.5	1.5	5,819.3	0.6	0.6
Total		265.1	265.1		199.3	199.3		225.8	225.8

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.

(2) Currency Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003			As of December 30, 2002			As of March 31, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Currency swaps	8,123.5	(27.3)	(27.3)	6,693.7	(6.1)	(6.1)	6,504.0	(4.9)	(4.9)
Currency swaption	1,278.0	8.5	8.5	1,094.3	9.3	9.3	1,195.2	10.6	10.6
Forward foreign exchange	34,493.1	7.5	7.5	–	–	–	–	–	–
Currency options	5,333.4	(46.5)	(46.5)	–	–	–	–	–	–
Total		(57.8)	(57.8)		3.2	3.2		5.7	5.7

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied and transactions below (Note 3).
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.
3. Contract amounts of revaluated foreign exchange and currency options are as follows:

(Billions of yen) (Reference) (Billions of yen)

	As of December 30, 2002	As of March 31, 2003
	Contract Amount	Contract Amount
Transactions listed on exchange		
Currency futures	–	–
Currency options	–	–
Over-the-counter transactions		
Forward foreign exchange	39,169.7	27,587.0
Currency options	4,245.2	6,197.4

(3) Equity Derivatives

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003			As of December 30, 2002			As of March 31, 2003		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Equity price index futures	47.5	(1.5)	(1.5)	0.8	0.0	0.0	–	–	–
Equity price index options	–	–	–	–	–	–	–	–	–
Over-the-counter transactions									
Equity options	22.3	(0.4)	(0.4)	22.7	0.2	0.2	0.0	0.0	0.0
Equity swaps	–	–	–	–	–	–	–	–	–
Other	–	–	–	–	–	–	–	–	–
Total		(1.9)	(1.9)		0.2	0.2		0.0	0.0

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.

(4) Bond Derivatives

	As of June 30, 2003			As of December 30, 2002 (Billions of yen)			(Reference) As of March 31, 2003 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Transactions listed on exchange									
Bond futures	441.1	(0.1)	(0.1)	180.3	0.0	0.0	229.9	(0.3)	(0.3)
Bond futures options	16.4	0.1	0.1	15.0	0.0	0.0	4.0	(0)	(0)
Over-the-counter transactions									
Bond options	–	–	–	0.4	0.0	0.0	–	–	–
Total		0.0	0.0		0.0	0.0		(0.3)	(0.3)

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.

(5) Commodity Derivatives

	As of June 30, 2003			As of December 30, 2002 (Billions of yen)			(Reference) As of March 31, 2003 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Commodity swaps	69.6	0.9	0.9	53.5	0.6	0.6	62.1	0.8	0.8
Commodity options	11.8	0.0	0.0	9.2	0.0	0.0	12.7	0.0	0.0
Total		0.9	0.9		0.7	0.7		0.8	0.8

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.
3. Commodities are oil-related and metal-related commodities.

(6) Credit Derivatives

	As of June 30, 2003			As of December 30, 2002 (Billions of yen)			(Reference) As of March 31, 2003 (Billions of yen)		
	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)	Contract Amount	Market Value	Net Gains (Losses)
Over-the-counter transactions									
Credit default options	–	–	–	–	–	–	–	–	–
Other	2.4	0.0	0.0	1.8	0.0	0.0	2.1	0.0	0.0
Total		0.0	0.0		0.0	0.0		0.0	0.0

(Notes) 1. Amounts above do not include derivative transactions to which hedge accounting method is applied.
2. Amounts as of December 30,2002 and June 30, 2003 are derived from amounts booked at all domestic offices and major overseas offices.

5. (Hedging purpose) Derivatives [SMBC, Non-consolidated]

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003				As of December 31, 2002				(Reference) As of March 31, 2003			
	Asset	Liabilities	Net valuation gains (losses)	Deferred gains (losses)	Asset	Liabilities	Net valuation gains (losses)	Deferred gains (losses)	Asset	Liabilities	Net valuation gains (losses)	Deferred gains (losses)
Interest rate swaps	288.3	191.8	96.5	56.9	543.8	206.6	337.2	133.1	398.5	175.2	223.3	117.3
Currency swaps	55.5	42.6	12.9	8.3	419.2	406.1	13.1	11.9	419.5	408.0	11.5	9.6
Other	3.2	2.0	1.2	(13.0)	59.3	37.5	21.8	14.8	58.9	31.5	27.4	28.9
Total	347.0	236.4	110.6	52.2	1,022.3	650.2	372.1	159.8	876.9	614.7	262.2	155.8

(Notes) 1. Derivative transactions are carried at fair value in the balance sheet, except those to which 'the short-cut method for interest rate swap' is applied.

2. As for the year ended March 31, 2003, SMBC applied deferred hedge accounting by applying 'the risk adjustment approach', which is one of the methods of macro hedging.
As for the year ending March 31, 2004, SMBC mainly applies deferred hedge accounting based on 'Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry' (JICPA Industry Audit Committee Report No.24).

(Reference) Contract amount of interest rate swaps (to which deferred hedge accounting is applied), classfied by maturity is as follows:
Pursuant to 'Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry', some transactions are valued at fair value. Such transactions are included in "4. Derivatives."

(Billions of yen) (Reference) (Billions of yen)

	As of June 30, 2003				As of December 31, 2002				(Reference) As of March 31, 2003			
	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total	1 year or less	1 to 5 years	Over 5 years	Total
Receivable fixed rate/ payable floating rate	6,800.0	13,450.3	5,030.1	25,280.4	21,535.1	20,561.9	5,149.2	47,246.2	20,063.1	22,188.0	6,588.7	48,839.8
Receivable floating rate/ payable fixed rate	850.1	4,524.8	1,467.7	6,842.6	15,956.8	10,659.3	3,368.9	29,985.0	12,075.6	14,597.6	3,509.8	30,183.0
Receivable floating rate/ payable floating rate	3.0	594.1	40.8	637.9	7.0	707.7	44.5	759.2	5.2	866.6	84.5	956.3
Total contract amount	7,653.1	18,569.2	6,538.6	32,760.9	37,498.9	31,928.9	8,562.6	77,990.4	32,143.9	37,652.2	10,183.0	79,979.1

6. Outstandings of Domestic Deposits

(Billions of yen)

	As of June 30, 2003	As of March 31, 2003	As of June 30, 2002
Domestic deposits	56,528.7	56,471.8	54,297.6
Individual	31,837.3	31,210.2	31,235.7

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding negotiable certificates of deposit and offshore banking accounts.